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HOGAN & HARTSON

SOLICITORS AND REGISTERED FOREIGN LAWYERS

ONE ANGEL COURT
LONDON EC2R 7HJ ENGLAND
TEL +(44) 20 7367 0200
FAX +(44) 20 7367 0220
DX: 42610 CHEAPSIDE
WWW.HHLAW.COM

July 8, 2005

BY FACSIMILE AND HAND DELIVERY

SUPPL

Elliot Staffin
Office of International Corporation Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: ESCADA AG 12g3-2(b) Exemption Request letter dated June 7, 2005

Dear Mr. Staffin:

On behalf of ESCADA AG, a company organized under the laws of Germany (the "**Company**"), and further to our telephone conversation this afternoon, we hereby submit the following supplemental information regarding ownership of the Company's common shares, no par value per share (the "**Common Shares**"):

As of May 31, 2005, according to the Company's records and to the best of the Company's knowledge, the Company has one (1) holder resident in the United States, a financial investment fund incorporated in the Cayman Islands with its general partner based in the United States. Such holder represents approximately 27.4% of the Company's outstanding Common Shares.

If you have any questions or require any additional information, please contact the undersigned or my colleague, Elizabeth Katkin, at (+44) 20 7367 0200.

Yours sincerely,

Julie A. Lasso